Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Third Quarter 2006

The following discussion of the financial condition and results of operations  should be read in conjunction with the 2005 Consolidated Financial Statements and the September 30, 2006 Interim Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the 2005 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 26, 2006.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements concerning possible or assumed future results of operations preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: variability of operating results among periods; inability to retain or grow our business due to potential  execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of managing capacity utilization and unanticipated changes in customer demand; our ability to successfully manage our international operations; component constraints; and our ability to manage our restructuring and the shift of production to lower-cost geographies. These and other risks and uncertainties are discussed in our various filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We are a trusted partner in the delivery of electronic product solutions for leading OEMs in the computing, telecommunications, aerospace and defense, automotive, consumer and industrial sectors. We operate a highly sophisticated global manufacturing network with operations in Asia, the Americas and Europe. Our expertise in electronics manufacturing and supply chain management, combined with our global deployment of Lean and Six Sigma quality and efficiency programs, enable us to provide competitive advantages to our customers by improving time-to-market, scalability and manufacturing efficiency.

Overview of business environment:

The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs.  EMS companies have evolved from manufacturing parts to providing complex electronic product solutions such as design and engineering, manufacturing and systems integration, fulfillment and after-market solutions.   As a result of OEMs more closely integrating their manufacturing operations with their EMS providers, the EMS industry has experienced rapid change and growth over the past decade.

During the period from 2001 to 2003, the EMS industry experienced significant demand weakness, particularly in the computing and telecommunications end markets, as spending on higher-complexity and infrastructure products was reduced. Our concentration of business with customers in these higher-complexity products had a significant adverse effect on our revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry, resulting in industry restructuring and continued pricing pressures as EMS providers competed for a reduced amount of business. Declining end markets and volumes led to lower utilization rates which also adversely impacted margins for those years. Our revenue for 2003 was $6.7 billion, down 19% from $8.3 billion in 2002 and down 33% from $10.0 billion in 2001.

Technology end-markets began to show signs of recovery in the latter part of 2003. Our revenue for 2004 grew to $8.8 billion from $6.7 billion in 2003, aided by a modestly better economic environment, the acquisition of Manufacturers’ Services Limited (MSL) and the addition of new customers in diversified markets.  Our communications and information technology sectors remained volatile in 2005.  Though revenue in the first half of 2005 was stable, we experienced unexpected revenue declines from our computing and communications infrastructure markets in the second half of 2005, resulting in an overall decline in revenue from $8.8 billion in 2004 to $8.5 billion in 2005.

For the first nine months of 2006, we have seen a more positive demand environment. We have also added new customers in the consumer market sector.  This better environment led to some industry-wide component constraints primarily in the first half of 2006, which resulted in less efficient production and higher working capital requirements for that period.  We saw improvements on both of these fronts during this quarter.

Key strategic initiatives:

In response to the downturn in the EMS industry referenced above, we initiated restructuring plans to rebalance our global manufacturing network and reduce capacity. During the technology downturn, the EMS industry began a major transformation of its manufacturing network. OEM customers wanted their EMS providers to shift more production to lower-cost regions which lowers their product costs and allows them to better compete in their own highly competitive markets.

In 2001, we announced our first restructuring plan. As the downturn continued, and excess capacity in higher-cost geographies remained, we announced additional restructuring plans through to 2006. The restructuring plans are focused on consolidating facilities, thereby improving capacity utilization while increasing production in lower-cost geographies and accelerating margin expansion. Our capacity utilization was approximately 65% in the third quarter of 2006. As a result of our restructuring actions, we have more of our capabilities and a significant portion of our global manufacturing network in lower-cost regions.  Approximately 88% of our employees as of September 30, 2006 were in lower-cost geographies, up from approximately 60% at the end of 2002.

Although our 2005 revenue decreased from 2004, we increased our operating margins and further diversified our customer base by increasing our penetration into markets beyond traditional telecommunications and computing markets.  Our focus for 2006 is to complete our restructuring actions and align our capacity, improve our operating margins, increase our business in the aerospace and defense, automotive, consumer and industrial end markets, and maintain our strong customer focus by further expanding our electronic product solutions offerings to bring about even greater competitive advantage for our customers. In support of these goals, we will:

•  continue to implement Lean and Six Sigma principles to enhance efficiencies and improve operating margins;

•  restructure the remaining underutilized facilities by the end of 2006;

•  divest unprofitable and non-strategic activities;

•  consider acquisitions which will allow us to grow in diversified markets or expand our capabilities;

•  continue to offer innovative technology solutions; and

•  further grow our culture of innovation, agility, responsiveness and leadership.

Summary of 3Q 2006

Financing and capital structure:

We continued to maintain a strong balance sheet throughout the first nine months of 2006 and finished the quarter with a cash balance of $778.8 million and an undrawn credit facility.  During the quarter, we generated cash from operations of $88.1 million.  In addition, we have spent $161.9 million to date in 2006 for capital assets to support current operations and capacity expansion.

Acquisitions and divestitures:

In June 2006, we sold our plastics injection molding business (which we acquired as part of an EMS acquisition).  Our plastics business, which operated primarily in Asia, represented less than 1% of our total operations.

In March 2006, we acquired certain assets located in the Philippines from Powerwave Technologies, Inc. and signed a multi-year supply agreement.  This acquisition strengthened our relationship with an existing customer in the telecommunications sector.  Powerwave announced that Celestica would become its global preferred outsourcing partner.

In July 2005, we completed the acquisition of Ramnish Electronics Private Limited, an EMS provider located in India. This strategic acquisition expanded our low-cost EMS manufacturing capabilities and provided us with access to an established customer base in the Indian market. In August 2005, we completed the acquisition of CoreSim Inc., a leader in advanced design analysis and redesign services based in Canada. This acquisition strengthened our design services offering and provided us with access to an expanded customer base in the telecommunications, aerospace and defense, and enterprise markets. In November 2005, we completed the acquisition of Displaytronix Inc., a repair services company in the United States which expanded our repair capabilities in the growing flat-panel display market.

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that we expect would enhance our global manufacturing network, expand our service offerings, increase our penetration in various industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be.

We will continue to evaluate our operations and we may propose exiting businesses or service offerings in order to better align our operations with our strategic objectives.

Overview of 3Q 2006 results:

The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Three months ended September 30		Nine months ended September 30
	2005	2006	2005	2006

Revenue	$1,994.4	$2,392.4	$6,395.7	$6,549.9
Gross profit	108.3	134.2	362.2	364.7
Selling, general and administrative expenses (SG&A)	72.3	71.0	223.3	221.4
Net loss	(19.6)	(42.1)	(18.6)	(89.8)
Diluted loss per share	$(0.09)	$(0.19)	$(0.08)	$(0.40)

	As at December 31	As at September 30
	2005	2006

Total assets	$4,857.8	$4,897.3
Total long-term financial liabilities	751.4	750.9

We are continuing with our restructuring plans to increase capacity utilization and improve margins.  We have targeted the higher-cost locations in the Americas and Europe and we have been transitioning their production to lower-cost regions, primarily China, Czech Republic, Malaysia, Mexico, Romania and Thailand.

In September 2006, we completed the sale of one of our larger high-cost European facilities to a third party as part of our restructuring plan, incurring a total charge of $61.2 million.   Several smaller restructuring actions remain to be completed in Europe.

Although we completed the planned transfer of most programs into our Americas’ lower-cost facilities, we continued to incur higher than expected costs during the first nine months of 2006 associated with the increased complexity, higher volumes and significant ramping of new customers which impacted our margins.  Similarly, though smaller in scale, we continue to experience challenges in our lower-cost European sites.  As we stabilize these operations and complete our large program ramps, we anticipate improved operational performance in the coming quarters.

Revenue for the third quarter of 2006 of $2.4 billion grew 8% sequentially from the second quarter of 2006 and increased 20% from $2.0 billion in the third quarter of 2005, primarily due to higher volumes and new customers in Asia and the Americas. Asia’s revenue increased 31% from the same period in 2005 and represents over one-half of our total revenue. Revenue for the Americas increased 21% from the same period in 2005.  Revenue for Europe decreased 14% from the same period in 2005 due to weaker demand.  The revenue impact of acquisitions or divestitures was insignificant for the quarter.

Gross margin percentage has increased from 5.4% of revenue in the third quarter of 2005 to 5.6% of revenue in the third quarter of 2006.  The increase in margins reflect the higher volumes and utilization in Asia, and lower costs due to the various restructuring actions.  These were offset in part by an inventory charge taken in one of our Americas facilities and the continued inefficiencies in our American and European low-cost facilities associated with supporting program transfers and ramping new customer programs.

SG&A expenses were approximately the same for the third quarters of 2006 and 2005. However, as a percentage of revenue, SG&A expenses were 3.0% in the third quarter of 2006, down from 3.6% in the third quarter of 2005, principally reflecting higher revenue.

In the third quarter of 2005, we restructured our long-term incentive arrangements and recorded a charge of $6.8 million as part of our option exchange program.  Future expenses are not impacted by this program.

Other performance indicators:

In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06

Days in accounts receivable	42	38	40	41	47	42	40
Days in inventory	49	47	53	50	55	52	52
Days in accounts payable	(76)	(72)	(79)	(78)	(87)	(77)	(76)
Cash cycle days	15	13	14	13	15	17	16

Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P (including accruals) for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P.

Cash cycle days improved by 1 day in the third quarter of 2006 from the second quarter of 2006 primarily due to the decrease in A/R days resulting from an improvement in the weighted average customer contract terms.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the 2005 Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the 2005 Consolidated Financial Statements. We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

Revenue recognition:

We derive most of our revenue from the sale of electronics equipment that we have built to customer specifications. We recognize revenue from product sales when all of the following criteria have been met: shipment has occurred; title has passed; persuasive evidence of an arrangement exists; performance has occurred; receivables are reasonably assured of collection; customer specified test criteria have been met; and the earnings process is complete. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer’s forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

We provide warehousing services in connection with manufacturing services to certain customers. We assess these contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements, we defer recognizing revenue until the products have been shipped to the customer.

Allowance for doubtful accounts:

We record an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on our knowledge of the financial condition of our customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. If any of our customers have insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by our customers. This may result in our restructuring the debt or extending payment terms which may have a significant adverse effect on our financial condition and results of operations. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

Inventory valuation:

We value our inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. We regularly adjust our inventory valuation based on shrinkage and management’s estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Warranty costs:

We have recorded a liability for warranty costs. As part of the normal sale of a product or service, we provide our customers with product or service warranties that extend for periods generally ranging from one to three years from the date of sale. The liability for the expected cost of warranty-related claims is established when products are sold and services are rendered. In estimating the warranty liability, historical material replacement costs and the associated labor to correct the defect are considered. Revisions to these estimates are made when actual experience differs materially from historical experience. Known product or service defects are specifically accrued as we become aware of such defects. Changes to the estimates could impact the liability and have a resulting impact on margins.

Income taxes:

We have recorded an income tax expense or recovery based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining our income tax provisions. A change to these estimates could impact the income tax provision.

We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the estimated valuation allowance and income tax expense.

Goodwill:

We perform our annual goodwill impairment test in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. We recorded an impairment loss in 2002 and 2004. Future goodwill impairment tests may result in further impairment charges.

Long-lived assets:

We perform our annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We estimate the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. We have recorded long-lived asset impairment losses in every year since 2001. Future impairment tests may result in further impairment charges.

Restructuring charges:

We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, costs of leased equipment that have been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been abandoned or subleased, the liability for lease obligations is calculated on a discounted basis based on future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, we worked with independent brokers to determine the estimated tenant rents we could expect to realize. The estimated liability may change subsequent to its initial recognition, requiring adjustments to the liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

Pension and non-pension post-employment benefits:

We have pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected healthcare costs. We evaluate these assumptions on a regular basis, taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

A.            Operating Results

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers’ orders will vary due to their attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization, mix of manufacturing value-added, price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the performance of third-party providers to whom we have outsourced certain IT systems and production support, the ability to manage labor, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labor, the costs of transferring and ramping up programs, the impact of foreign exchange fluctuations, and other factors.

The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2005	2006	2005	2006

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	94.6	94.4	94.3	94.4
Gross profit	5.4	5.6	5.7	5.6
SG&A	3.6	3.0	3.5	3.4
Amortization of intangible assets	0.4	0.3	0.3	0.3
Other charges	1.4	3.4	1.2	2.3
Accretion of convertible debt	—	—	0.1	—
Interest expense, net	0.6	0.7	0.5	0.7
Earnings (loss) before income taxes	(0.6)	(1.8)	0.1	(1.1)
Income taxes expense	0.4	—	0.4	0.2
Net loss	(1.0)%	(1.8)%	(0.3)%	(1.3)%

Change in accounting policies and estimates:

Effective October 1, 2005, we changed the estimated useful lives of certain machinery and equipment from five years to seven years based on our experience and the extended use of these assets. As a result of this change in estimated useful life, depreciation expense included in cost of sales decreased by approximately $4 million in the third quarter of 2006. We estimate depreciation expense in 2006 will be lower by approximately $16 million as a result of this change.

Revenue:

We manage our operations on a geographic basis. The three reporting segments are Asia, the Americas and Europe. The following table shows revenue by reporting segment (in millions):

	Three months ended September 30			Nine months ended September 30
	2005	2006	% Change	2005	2006	% Change

Asia	$992.3	$1,296.9	31%	$3,050.6	$3,437.8	13%
Americas	692.5	839.6	21%	2,332.8	2,319.3	-1%
Europe	350.7	300.7	-14%	1,143.6	941.7	-18%
Inter-segment	(41.1)	(44.8)		(131.3)	(148.9)
Total	$1,994.4	$2,392.4	20%	$6,395.7	$6,549.9	2%

Revenue for the third quarter of 2006 increased 20% compared to the third quarter of 2005 primarily due to higher volumes and new customers in Asia and the Americas, offset in part by lower volumes in Europe.  Revenue increased 2% in the first nine months of 2006 compared to the same period in 2005 primarily due to higher revenue in Asia, offset in part by lower revenue in Europe.  Asia’s revenue represents over one-half of our total business.  Lower volumes driven by weaker demand have continued to negatively impact revenue for Europe.  Revenue from new customer wins has benefited all regions.  The revenue impact of acquisitions or divestitures were insignificant for the quarter and the first nine months of 2006.

The following table shows industry market segmentation as a percentage of revenue for the indicated periods:

	Three months ended September 30		Three months ended June 30
	2005	2006	2006

Enterprise communications	28%	26%	27%
Telecommunications	20%	19%	20%
Servers	16%	15%	17%
Storage	12%	10%	9%
Industrial, aerospace and defense	11%	9%	10%
Consumer, automotive and medical	13%	21%	17%

We continue to focus on diversifying our customer base by adding new customers in areas beyond traditional telecommunications and computing markets, such as those in the aerospace and defense, automotive, consumer and industrial sectors.

Revenue in the non-traditional markets represented 30% of revenue in the third quarter of 2006, up from 24% of revenue in the same period a year ago, primarily from new customers  in the consumer market sector .  The sequential growth was a result of new program wins in the consumer sector which seasonally peaks in the third quarter.

For the third quarter of 2006, there were no customers which accounted for revenue greater than 10% of total revenue.  Last quarter, we had one customer (Cisco Systems) which accounted for revenue greater than 10% of total revenue.  For the third quarter of 2005, we had two customers (Cisco Systems and IBM) which accounted for revenue greater than 10% of total revenue.

Whether any of our top customers has revenue greater than 10% in any quarter depends on various factors affecting our business with that customer and other customers, including seasonality of business, new programs wins, program consolidations or losses, phasing out of programs, program ramp-up or ramp-down activities and changes in end market demand.  We expect that whether we have customers with revenue greater than 10% of total revenue in any quarter, as well as the identity of such customers in any quarter, will continue to fluctuate.

The following table shows our improvements in customer concentration as a percentage of total revenue for the indicated periods:

	Three months ended September 30
	2005	2006

Top 10 customers	63%	59%
Non-top 10 customers	37%	41%

We are dependent upon continued revenue from our top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue, either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations.

We believe our growth depends on increasing sales to existing customers for their current and future product generations, expanding and adding on related manufacturing and support services, and successfully attracting new customers. Customers may cancel contracts and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, we have no assurance that any of our current customers will continue to utilize our services, which could have a material adverse effect on our results of operations.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the indicated periods:

	Three months ended September 30		Nine months ended September 30
	2005	2006	2005	2006

Gross profit (in millions)	$108.3	$134.2	$362.2	$364.7
Gross margin	5.4%	5.6%	5.7%	5.6%

The gross margin increase in the third quarter of 2006 reflects higher volumes and utilization in Asia and lower costs due to the various restructuring plans.  These were offset partially by an inventory charge taken in one of our Americas facilities and the continued inefficiencies in our low-cost facilities in the Americas and Europe associated with supporting program transfers and ramping new customer programs.  In the third quarter of 2005, cost of sales included $3.9 million for the option exchange program.  Gross margin for the first nine months of 2006 decreased from the same period in 2005.  Gross margin was impacted by an inventory charge taken in the Americas and continued inefficiencies in our Mexican and Europe regions, which more than offset the margin improvements from Asia and the lower costs due to various restructuring actions.

The nature of our business causes gross margin to fluctuate based on product volume and mix, production efficiencies, utilization of manufacturing capacity, manufacturing costs, start-up and ramp-up activities, new product introductions, cost structures at individual sites, and other factors, including pricing due to the overall highly competitive nature of the EMS industry. In addition, the availability of components, which is subject to lead time and other constraints, could affect our revenue and margins.

Selling, general and administrative expenses:

SG&A expenses were $71.0 million (3.0% of revenue) in the third quarter of 2006 compared to $72.3 million (3.6% of revenue) in the same period of 2005.  SG&A expenses for the first nine months of 2006 were $221.4 million (3.4% of revenue) compared to $223.3 million (3.5% of revenue) for the same period in 2005.   In the third quarter of 2005, SG&A expenses included $2.9 million for the option exchange program.  SG&A as a percentage of revenue decreased as a result of the higher revenue, as well as benefits from exiting businesses and restructuring-related cost reductions.  SG&A expenses decreased 6% sequentially due to benefits from exited businesses, restructuring-related cost reductions and lower variable pay accruals.

Amortization of intangible assets:

Amortization of intangible assets was essentially flat for the third quarter and first nine months of 2006 compared to the same periods in 2005.

Integration costs related to acquisitions:

Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

Other charges:

We have recorded the following restructuring charges for the indicated periods (in millions):

	Three months ended September 30		Nine months ended September 30
	2005	2006	2005	2006
2001 to 2004 restructuring	$11.3	$0.9	$19.0	$2.0
2005 and 2006 restructuring	29.6	81.5	85.8	117.6
Total restructuring	$40.9	$82.4	$104.8	$119.6

To date, we have recorded charges in connection with five separate restructuring plans in response to the challenging economic climate and our continuing strategy to move production from higher-cost to lower-cost geographies. These actions, which included reducing our workforce, and consolidating and repositioning the number and location of production facilities, were largely intended to align our capacity and infrastructure to anticipated customer requirements for more capacity in lower-cost regions, as well as to rationalize our manufacturing network to lower demand levels.

These restructuring plans were focused primarily in the Americas and Europe, as those regions were impacted the most by the downturn in business volumes and have high cost structures. Approximately 27,700 employees have been released from the business in connection with the restructuring activities. Approximately 65% of the employee terminations were in the Americas, 30% in Europe and 5% in Asia. To date, approximately 50 facilities have been closed or downsized, primarily in the Americas and Europe. All cash outlays are expected to be funded from cash on hand.

We have completed the major components of the 2001 to 2004 restructuring plans, except for certain long-term lease and other contractual obligations we expect to pay out over the remaining lease terms through 2015.  We have now announced the majority of our restructuring plans that were contemplated by our 2005 announcement and have recorded restructuring charges of $160.1 million in 2005 and $119.6 million in the first nine months of 2006.  We expect to incur further charges of approximately $15 million to complete these actions.

Our restructuring charge for the quarter (which we report as other charges) included the cost to exit one of our larger high-cost European facilities.  We recorded charges of $61.2 million relating to the sale of this facility, comprised of employee termination and transaction closing costs totaling $20.9 million and a non-cash loss of  $40.3 million, primarily for the disposal of land and building.

In June 2006, we sold our plastics business and recorded a loss of $33.2 million in other charges, primarily for goodwill.

We will continue to evaluate our operations and we may propose future restructuring actions as a result of changes in the marketplace and/or our exit from less profitable operations or services no longer demanded by our customers.

Accretion of convertible debt:

As of September 30, 2005, all outstanding LYONs were repurchased. We have recorded no accretion charges beyond the third quarter of 2005 with respect to the LYONs.

Interest expense/income:

Net interest expense in the third quarter of 2006 was $17.3 million compared to $12.4 million in the same period of

2005. Net interest expense for the first nine months of 2006 was $46.4 million compared to $28.7 million in the same period of 2005.  The change in our net interest expense reflects the change in the interest rate swap and income earned on our cash balances.  Our expense for 2006 includes interest charges on the 2013 Notes that were issued in late June 2005 and interest on the 2011 Notes issued in June 2004. The interest rate on the 2011 Notes, after reflecting the variable interest swap, was 7.5%, 8.0% and 8.5% for the first, second and third quarters of 2006, respectively, compared to 5.6%, 6.1% and 6.5% for the first, second and third quarters of 2005, respectively.  The interest rate on the 2013 Notes was 7.625% for all periods reported.

Income taxes:

Income tax recovery in the third quarter of 2006 was $0.5 million on net loss before tax of $42.6 million, compared to an income tax expense of $8.3 million for the same period in 2005 on net loss before tax of $11.3 million.  Income tax expense in the first nine months of 2006 was $13.4 million on a net loss before tax of $76.4 million, compared to a tax expense of $25.9 million for the same period in 2005 on net earnings before tax of $7.3 million.  The income tax expense for the third quarter and first nine months of 2005 and 2006 reflects the tax expense in certain jurisdictions with current taxes payable.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate is also impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2007 and 2012), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. The tax holidays are subject to conditions with which we expect to continue to comply.

In certain jurisdictions, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $454.8 million is required in respect of our deferred income tax assets as at September 30, 2006 (December 31, 2005 — $533.0 million).

As at September 30, 2006, the net deferred income tax asset balance was $11.3 million (December 31, 2005 - $11.3 million). We believe we will generate sufficient future taxable income to realize the benefit of these deferred income tax assets.

We develop our tax position based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, in particular inter-company financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies. Such a challenge generally involves a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our

United States subsidiaries owe significant amounts of tax, interest and penalties arising from inter-company transactions. We believe we have substantial defenses to the asserted deficiencies and that we have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these asserted deficiencies and any resulting proceedings, and if these asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

B.            Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the indicated periods (in millions):

	As at December 31	As at September 30
	2005	2006

Cash and short-term investments	$969.0	$778.8

	Three months ended September 30		Nine months ended September 30
	2005	2006	2005	2006

Cash provided by (used in) operations	$(16.5)	$88.1	$118.4	$(8.5)
Cash used in investing activities	(34.7)	(57.5)	(82.0)	(182.0)
Cash provided by (used in) financing activities	(351.8)	0.1	(109.7)	0.3

Cash provided by (used in) operations:

Operating activities provided cash of $88.1 million in the third quarter of 2006, primarily from earnings after adding back non-cash charges, and lower working capital requirements.  Lower working capital was a result of the timing of payments for inventory purchases and the collection of income tax receivables.  Operating activities for the same period in 2005 utilized cash to fund the payment of inventory purchases and restructuring charges.

For the first nine months of 2006, we used cash primarily to fund working capital requirements, offset by cash generated from earnings after adding back non-cash charges.  Operating activities for the same period in 2005 generated cash, primarily from earnings after adding back non-cash charges.

Cash used in investing activities:

Our capital expenditures in the third quarter and first nine months of 2006 were $37.4 million and $161.9 million, respectively, primarily to expand manufacturing capabilities and capacities in lower-cost geographies such as China,  Czech Republic, Mexico, Romania and Thailand.  Capital expenditures in the third quarter and first nine months of 2005 were $42.5 million and $111.8 million, respectively.  Significant capital spending has been required to support growth in lower-cost geographies and new programs.

In the first quarter of 2006, we spent $19.1 million in cash for acquisitions.  In the second quarter of 2006, we sold our plastics business and received net proceeds of $18.5 million.  In the third quarter of 2006, we had a net cash outflow of $20.2 million relating to the sale of one of our European facilities.

Cash provided by (used in) financing activities:

In the third quarter of 2005, we repurchased the remaining outstanding LYONs for a total of $352.0 million in cash.  In June 2005, we received gross proceeds of $250.0 million from the 2013 Notes offering.

Cash requirements:

At September 30, 2006, we had commitments for approximately $40 million in capital expenditures, principally for machinery and equipment and facilities in our lower-cost geographies.  We expect capital spending for 2006 to be between 2.25% and 2.5% of revenue, and to fund this from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, may require additional debt or equity financing to fund these transactions.

We have provided routine indemnifications whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property.  The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

Capital Resources

We have a credit facility for $600.0 million which matures in June 2007. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at September 30, 2006. Commitment fees for the first nine months of 2006 were $2.0 million.

The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios at September 30, 2006, we are limited to approximately $135 million of available debt incurrence. The available debt incurrence under the facility has been reduced by covenants relating to our two subordinated note issuances and outstanding letters of credit and guarantees. We were in compliance with all covenants at September 30, 2006.

Celestica and certain subsidiaries have additional uncommitted bank overdraft facilities available for operating requirements which total $47.5 million at September 30, 2006. There are no borrowings outstanding under these facilities.

We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility (which are undrawn), will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The issuance of additional equity or convertible debt securities could dilute current shareholders’ positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. Such financings and other transactions may not be available on terms acceptable to us or at all.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Both Standard and Poor’s and Moody’s Investor Services provide ratings on our senior subordinated notes and a corporate rating on Celestica. These credit ratings are the agencies’ current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

Our corporate rating with Standard and Poor’s is currently BB- with a stable outlook, and our subordinated note rating is B. The notes rating, which is thirteenth out of 20 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. Our senior implied rating with Moody’s Investor Services is currently Ba3 with a stable outlook, and our senior subordinated notes rating is B2. The subordinated notes rating is thirteenth out of 20 on the rating scale. Obligations rated B2 are considered to be in the mid-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could impact our future cost of borrowing.

In November 2005, we entered into an agreement to sell certain accounts receivable to a third-party bank (which has a Standard and Poor’s rating of AA-), and other qualified purchasers.  The program provides for the sale of up to $250.0 million in accounts receivable on a committed basis. The program also provides for the sale of certain accounts receivable in excess of the committed amount at the discretion of the purchasers. This program expires in November 2007. As of September 30, 2006, we have sold approximately $320 million in accounts receivable to the third-party bank under this program.

Other financial instruments:

We price the majority of our products in U.S. dollars, and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. The majority of our cash balances are held in U.S. dollars. As a result, we may experience transaction and translation gains or losses because of currency fluctuations. We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Gains or losses on foreign currency contracts that are designated effective and qualify as cash flow hedges of forecasted transactions, are recognized in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. At September 30, 2006, we had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $436.0 million. Our contracts generally extend for periods of up to 16 months. The majority of contracts expire by December 2007.  The fair value of these contracts at September 30, 2006 was an unrealized gain of $6.5 million.  Our current hedging activity is designed to reduce the variability of our foreign currency costs in the regions where we have manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We may, from time to time, enter into additional hedging transactions to minimize our exposure to foreign currency. We cannot be assured that our hedging transactions will be successful.

In connection with the 2011 Notes offering, we entered into agreements to swap the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements, which mature July 2011, is $500.0 million. The fair value of the interest rate swap agreements at September 30, 2006 was an unrealized loss of $9.1 million.  The average interest rate on the 2011 Notes for the third quarter and first nine months of 2006 was 8.5% and 8.1%, respectively (6.5% for the third quarter of 2005 and 6.1% for the first nine months of 2005), after reflecting the interest rate swaps. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense on the 2011 Notes by $5.0 million annually.

Outstanding Share Data

As at October 26, 2006, we had 197.4 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares.

Controls and Procedures

Evaluation of disclosure controls and procedures:

The Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of the end of the quarter, and have concluded that such controls and procedures are effective.

Changes in internal controls over financial reporting:

During the third quarter of 2006, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, such controls.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2004	2005				2006
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Revenue	$2,332.7	$2,150.6	$2,250.7	$1,994.4	$2,075.3	$1,934.0	$2,223.5	$2,392.4
Cost of sales	$2,238.3	$2,027.6	$2,119.8	$1,886.1	$1,956.4	$1,828.2	$2,098.8	2,258.2
Gross profit%	4.0%	5.7%	5.8%	5.4%	5.7%	5.5%	5.6%	5.6%
Net earnings (loss)	$(809.7)	$(11.6)	$12.6	$(19.6)	$(28.2)	$(17.4)	$(30.3)	$(42.1)
# of shares
— basic	225.7	226.9	226.0	225.8	226.3	226.7	227.1	227.2
— diluted	225.7	226.9	227.5	225.8	226.3	226.7	227.1	227.2
Earnings (loss) per share
— basic	$(3.59)	$(0.05)	$0.06	$(0.09)	$(0.12)	$(0.08)	$(0.13)	$(0.19)
— diluted	$(3.59)	$(0.05)	$0.06	$(0.09)	$(0.12)	$(0.08)	$(0.13)	$(0.19)

Comparability quarter-to-quarter:

The quarterly data reflects the following:

•                  the second quarter of 2006 reflects the sale of the plastics business in June 2006;

•                  all quarters of 2006 include the results of operations of Powerwave Technologies in the Philippines which was acquired in March 2006;

•                  the fourth quarter of 2005 and all quarters of 2006 include the results of operations of Displaytronix which was acquired in the fourth quarter of 2005;

•                  the third and fourth quarters of 2005 and all quarters of 2006 include the results of operations of CoreSim and Ramnish which were acquired in the third quarter of 2005;

•                  the third quarter of 2005 includes gains on the repurchase of the remaining outstanding LYONs.  After the third quarter of 2005, no further accretion charges have been recorded for the LYONs;

•                  the fourth quarter of 2004 includes the write-off of deferred income taxes and certain accounts receivables;

•                  the fourth quarters of 2004 and 2005 include the results of the annual testing of impairments of goodwill and long-lived assets; and

•                  all quarters of 2004, 2005 and 2006 are impacted by our announced restructuring plans. The amounts vary from quarter-to-quarter.

Third quarter 2006 compared to second quarter 2006:

Sequentially, revenue for the third quarter of 2006 increased 8% from the second quarter of 2006.  Revenue in Asia and the Americas improved quarter-to-quarter due to a strong demand environment and ramping new consumer programs.  Our gross margin came in flat sequentially because of an inventory charge taken at one of our Americas facilities which impacted gross margins by 0.3% of revenue.  Gross margins in the Americas and Europe for 2006 continue to be impacted by the high costs of supporting program transfers, ramping new customers and meeting customer demand volatility in our growing low-cost facilities.

Recent Accounting Developments

Financial instruments:

In January 2005, the CICA issued Section 1530, “Comprehensive income,” Section 3855, “Financial instruments — recognition and measurement,” and Section 3865, “Hedges.” The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for us, the new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries, currently recorded in a separate section of shareholders’ equity, will be presented instead in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and changes in the fair value of derivatives designated as cash flow hedges will be recognized in comprehensive income. The existing hedging principles of AcG-13 will be maintained. We currently are evaluating the impact adopting these standards will have on our consolidated financial statements.

Consideration provided to customers:

In September 2005, the CICA issued EIC-156, “Accounting for consideration given to a customer or reseller by a vendor,” which provides guidance to companies that give incentives to customers or resellers in the form of cash, free goods, coupons and other considerations. The standard is effective for 2006.    This standard is equivalent to the guidance under U.S. GAAP which we adopted in 2002.  The adoption of this standard did not impact our consolidated financial statements.